UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month	March 2003

QUEENSTAKE RESOURCES LTD.

712C 12th Street, New Westminster, B.C. V3M 4J6
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F    X            Form 40 F

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    X            No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-565 (20-F Registration Commission File Number: 0-24096)

DOCUMENTS FILED:     Material Change Report relating to Press release NR2003-4
DESCRIPTION:                Jerritt Canyon Acquisition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                            QUEENSTAKE RESOURCES LTD.
                                                                                            (Registrant)

Date August 18, 2003                                           By         "Doris Meyer"
                                                                                            (Signature)

                                                                          Doris Meyer, Corporate Secretary, CFO
                                                                                Queenstake Resources Ltd.